Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

Aviat U.S., Inc.

and

EION Networks Inc.

Dated September 2, 2011

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

	Page

11.	GENERAL PROVISIONS	32

11.1	Expenses	32
11.2	Public Announcements	32
11.3	Notices	32
11.4	Waiver	33
11.5	Entire Agreement and Modification	33
11.6	Disclosure Letter	33
11.7	Assignments, Successors and No Third-Party Rights	34
11.8	Severability	34
11.9	Section Headings; Construction; Conflicts	34
11.10	Governing Law	34
11.11	Jurisdiction and Venue	35
11.12	Execution of Agreement; Counterparts	35
11.13	Disclaimer of Other Representations or Warranties	35
11.14	Arbitration	36
11.15	Dollar Amounts	36

Schedules

2.1(a)	Transferred Equipment
2.1(b)	Assigned Contracts
2.1(c)	Accounts Receivable and Backlog Orders
2.1(d)	Intentionally omitted
2.1(e)	Transferred Technology
2.1(f)	Transferred Trademarks
2.1(g)	Sales Funnel
2.1(h)	Inventory
2.9	Purchase Price Allocation

Attachments

A	Bill of Sale and Assignment and Assumption Agreement
B	Transition Services Agreement
C	License Agreement
D	Trademark Assignment
E	Subcontractor Agreement
F	Reseller Agreement

-iii-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated September 2, 2011 at 2:30 pm Eastern time (“Effective Date”), by and between AVIAT U.S., INC., a Delaware corporation, on behalf of itself and its Affiliates (“Seller”), and EION NETWORKS INC., a company duly formed under the laws of Canada, on behalf of itself and its Affiliates (“Buyer”). Seller and Buyer may each be referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Buyer desires to purchase, and Seller desires to sell, certain assets of Seller’s fixed and mobile WiMAX network services business for access and backhaul based on Institute of Electrical and Electronics Engineers (IEEE) standards 802.16d-2004 and 802.16e2005, including without limitation its StarMAX fixed and mobile products and equipment and the ASN Gateway Products (collectively “AVIAT WiMAX” or the “Business”), for the consideration and on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the representations, covenants and agreements herein contained, the Parties hereto, intending to be legally bound, agree as follows:

1.	DEFINITIONS

1.1         Certain Defined Terms.

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Affiliates” shall mean any corporation or business entity controlled by, controlling, or under common control with a Party to this Agreement. For this purpose, “control” shall mean direct or indirect beneficial ownership of at least 50% of the voting stock or income interest in such corporation or other business entity, or such other relationship as, in fact, constitutes actual control.

“Agreement” shall mean this Asset Purchase Agreement, including all Schedules and Attachments.

“Assigned Contracts” shall mean all contracts relating to AVIAT WiMAX in effect as of July 5, 2011, which are listed on Schedule 2.1(b) and those additional orders and commitments executed between July 5, 2011 and the Closing that are entered into in the ordinary course of business and are of the same nature as those that are listed on Schedule 2.1(b). To the best of Seller’s Knowledge, Schedule 2.1(b) lists all contracts relating to AVIAT WiMAX in effect as of July 5, 2011.

Asset Purchase Agreement

“Backlog Orders” shall mean the orders listed on Schedule 2. 1 (c) under the heading “Backlog Orders” and any additional customer orders included in backlog that are executed between the date hereof and the Closing.

“Bill of Sale and Assignment and Assumption Agreement” shall mean the bill of sale and assignment and assumption agreement between Seller and Buyer in the form attached hereto as Attachment A.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in the State of California, USA or the Province of Ontario, Canada, are permitted or required to close by law or regulation.

“Carrying Value” shall mean, with respect to any Inventory, the gross carrying value of such Inventory based on the Seller’s cost to procure or manufacture and recorded on the balance sheet of Seller as of June 30, 2011, as set forth on Schedule 2. 1 (h).

“Consent” shall mean any approval, consent, ratification, waiver or other authorization.

“Contemplated Transactions” shall mean all of the transactions contemplated by this Agreement.

“Disclosure Letter” shall mean the disclosure letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Encumbrance” shall mean any lien, pledge, security interest, mortgage, right of first refusal or similar restriction.

“Equipment” shall mean any machinery, tools, appliances, equipment, Products, parts, supplies or tangible personal property used exclusively in the Business, but shall exclude Inventory.

“Escrow Agreement” means the Escrow Agreement entered into among Seller’s Affiliate, ICOMM and the escrow agent.

“Excluded Technology” shall mean: (a) the 1588 Synchronization and ProVision Software source codes and object codes; (b) any commercially available Technology used in the general operation of both the Business and Seller’s other businesses, including telecommunications, accounting and infrastructure software, hardware and systems; and (c) any Technology the benefit of which is provided by Seller to Buyer under the Transition Services Agreement.

“GAAP” shall mean generally accepted accounting principles, applied on a basis consistent with the practices of Seller as of the date of this Agreement.

Asset Purchase Agreement

“Governmental Authorization” shall mean any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any: (a) nation, state, county, city, town, borough, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (d) multinational organization or body; (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (f) official of any of the foregoing.

“Gross Margin” shall mean the positive difference, if any, between the sales price of the Products and the Seller’s cost to procure or manufacture those Products, determined in accordance with GAAP.

“ICOMM” shall mean ICOMM Tele Ltd., located at 304, Trendset Tower, Road No 2 Banjara Hills, Hyderabad Andhra Pradesh 500034, 040 23552222;

“ICOMM Agreements” means the two (2) equipment supply agreements between Telsima and ICOMM concerning ICOMM’s participation in specific tenders issued by their customer, Bharat Sanchar Nigam Ltd. (“BSNL”), for Supply, Installation, Commissioning and Maintenance Support of WiMAX equipment entitled “May 27, 2009 Telsima Corporation and ICOMM Tele Limited- Supply Agreement for BSNL WiMax Urban Project” and “May 30, 2010 Telsima Corporation and ICOMM Tele Limited- Supply Agreement for BSNL WiMax Project — Rural 2”;

“ICOMM Receivable” shall mean the account receivable invoices to ICOMM under the supply agreements dated May 27, 2009 (BSNL Wimax Urban Project) and March 30, 2010 (BSNL Wimax Project — Rural II) including the addendum to the Rural II contract dated June 30, 2010 that are unpaid as of the Closing date.

“Intellectual Property” shall mean any and all of the rights in or associated with the following throughout the world: (a) patents, statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions, and reexaminations thereof (“Patents”); (b) trademarks, service marks, trade dress, logos, trade names, corporate names, URL addresses, Internet domain names and other indicia of source or origin (“Trademarks”); (c) copyrights in works of authorship of any type (including in Software) (“Copyrights”); (d) all rights in any jurisdiction to limit the use or disclosure of know-how and other confidential or proprietary technical, business, and other information (“Trade Secrets”); and (e) any equivalent intellectual property right to the foregoing, and any applications for or registrations of any of the foregoing.

“Interim Profit” shall mean any amounts actually received by Seller that constitute net after Tax profit, determined in accordance with GAAP, attributable to sales of Products between

Asset Purchase Agreement

July 5, 2011 and the Closing, excluding any such profit attributable to the first $2,000,000 in Carrying Value of inventory relating to the Business sold by Seller on or after July 5, 2011 and prior to the Closing. For the avoidance of doubt, Interim Profit shall not include any amounts attributable to customer pre-payments or deposits in respect of contractual service obligations of Seller to customers of AVIAT WiMAX.

“Inventory” or “inventory” shall mean solely the inventory identified in Schedule 2.1(h).

“Iron Mountain” shall mean Iron Mountain Intellectual Property Management, Inc.

“IRS” shall mean the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” shall mean, with respect to an individual, such individual’s actual awareness of a particular fact or other matter without investigation. A Person (other than an individual) will be deemed to have Knowledge of a particular fact or other matter if any individual who is serving as a director, officer, partner, member, manager, executor or trustee (or in any similar capacity) of that Person as of the date of this Agreement has Knowledge of that fact or other matter.

“Legal Requirement” shall mean any federal, state, provincial, local, or foreign constitution, law, statute, rule or regulation or any judgment, order, declaration, writ, injunction or decree of any court or regulatory authority.

“License Agreement” shall mean the Intellectual Property License Agreement between Aviat Networks (S) Pte. Ltd and Buyer to be executed as of the Closing with respect to the use by Buyer of certain Technology (including Software) and Intellectual Property of Seller and its Subsidiaries, in the form attached hereto as Attachment C.

“Licensed Patents” shall have the meaning given to such term in the License Agreement.

“Licensed Software” shall have the meaning given to such term in the License Agreement.

“Licensed Intellectual Property” shall have the meaning given to such term in the License Agreement.

“Material Adverse Effect” shall mean any change, circumstance or effect that is materially adverse to the Assets, taken as a whole, but excluding any change, circumstance or effect caused by or relating to: (a) changes in general economic conditions, the financial markets or the wireless telecommunications industry generally; (b) changes in applicable Legal Requirements; (c) the execution or announcement of this Agreement or the consummation of the Contemplated Transactions; or (d) any act of civil unrest, war or terrorism.

Asset Purchase Agreement

“Order” shall mean any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Organizational Documents” shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) any similar documents adopted or filed in connection with the creation, formation, or organization of a Person that is not a corporation; and (c) any amendment to any of the foregoing.

“Other Transaction Documents” shall mean the Bill of Sale and Assignment and Assumption Agreement, the Transition Services Agreement, the Intellectual Property License Agreement and the Trademark Assignment.

“Permitted Encumbrances” shall mean Encumbrances (a) resulting from Taxes or other governmental assessments or charges which have not yet become delinquent or are being contested in good faith; (b) that are mechanic’s or similar liens incurred in the ordinary course of business; (c) with respect to any contract or agreement included in the Assets, any Encumbrances reflected in the terms and conditions of such contract or agreement; and (d) those described in Section 3.3 of the Disclosure Letter.

“Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or Governmental Body.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Products” shall mean the hardware, software, systems, components and other products of AVIAT WiMAX sold or licensed by Seller to customers of AVIAT WiMAX.

“ProVision Software” shall mean the Seller’s proprietary Element Management System (EMS) used for the configuration and management of various network devices which is known by the product name “ProVision” and shall include any subsequent version or upgrade thereto;

“Sales Funnel” shall mean the list maintained by Seller of potential future customer orders for Products, as set forth on Schedule 2.1(g) and as may be generated to Closing.

“Software” shall mean computer code, including firmware, in source code or object code form, and all associated documentation.

“Subcontractor Agreement” means the Subcontractor Agreement to be entered into between Telsima and Buyer in the form attached to this Agreement as Attachment E;

Asset Purchase Agreement

“Subsidiary” shall mean any corporation or business entity controlled by a Party to this Agreement. For this purpose, “control” shall mean direct or indirect beneficial ownership of at least 50% of the voting stock or income interest in such corporation or other business entity, or such other relationship as, in fact, constitutes actual control.

“Tax” or “Taxes” shall mean any and all taxes, assessments, levies, tariffs, duties or other charges, or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any applicable Governmental Body.

“Technology” shall mean embodiments of Intellectual Property in electronic, written or other media, including Software, designs, design and manufacturing schematics, algorithms, databases, lab notebooks, development and lab equipment and invention disclosures.

“Telsima” means Telsima Corporation, a wholly-owned subsidiary of Seller;

“Third Party” shall mean a Person who or which is neither a Party nor an Affiliate of a Party.

“Total Revenue” shall mean gross revenue of Buyer relating to the Business, determined in accordance with generally accepted accounting principles.

“Trademark Assignment” shall mean the Trademark Assignment to be executed as of the Closing with respect to the transfer to Buyer of the Transferred Trademarks, in the form attached hereto as Attachment D.

“Transferred Equipment” shall mean the Equipment listed on Schedule 2.1(a) and the Inventory listed on Schedule 2.1(h) and all warranties and guarantees, if any, express or implied, in connection with the Equipment, to the extent assignable.

“Transferred Employees” shall mean the employees listed in Section 2 of the Disclosure Letter;

“Transferred Technology “ shall mean those items of Technology comprising the Products or used by the Seller in the operation of the Business, which are listed on Schedule 2.1(e), including all copyrights, droit d’auteur, moral rights or similar rights of authorship as recognized under the Berne Convention for the Protection of Literary and Artistic Works and/or the Universal Copyright Convention in all of the foregoing, including in software, but excluding the Licensed Intellectual Property and excluding the Excluded Technology.

“Transferred Trademarks” shall mean the trademarks set forth on Schedule 2.1(f).

“Transition Services Agreement” shall mean the Transition Services Agreement to be executed as of the Closing between Seller and Buyer, or their respective Affiliates, in the form attached hereto as Attachment B.

Asset Purchase Agreement

“Wi-LAN Claim” shall mean any claim brought by Wi-LAN Inc. or its Affiliates alleging infringement of any Intellectual Property in the conduct of the Business prior to Closing. For the avoidance of confusion, a “WiLAN Claim” does not include any claim brought by WiLAN Inc. or its Affiliates based on any infringement of any Intellectual Property occurring after the Closing.

1.2        Table of Definitions.

The following terms have the meanings set forth in the Sections referenced below:

AAA	Section 11.14
Accounts Receivable	Section 2.1(c)
Alternative Telecommunications Products	Article 10
Assets	Section 2.1
Assumed Liabilities	Section 2.3
AVIAT WiMAX	Recitals
Business	Recitals
Buyer	Preamble
Buyer Indemnified Parties	Section 8.2
Closing	Section 2.6
Closing Inventory Value	Section 2.5(a)(ii)
Confidential Information	Section 9.1
Confidentiality Agreement	Section 9.3

Damages	Section 8.2
Disclosing Party	Section 9.1
Disputed Claim	Section 11.14
Drop Dead Date	Section 7.1(a)
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.4
Non-Assignable Asset	Section 2.10(a)
Notice of Claim	Section 8.6(b)
Objection	Section 8.6(c)
Party	Preamble
Purchase Price	Section 2.5(a)
Receiving Party	Section 9.1
Seller	Preamble
Transfer Taxes	Section 2.7

2.	SALE AND TRANSFER OF ASSETS; CLOSING

2.1        Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, other than the Excluded Assets (as defined below), Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in solely the following assets, without duplication (collectively, the “Assets”):

(a)         the Transferred Equipment;

(b)         the Assigned Contracts;

(c)         all accounts receivable with respect to sales of Products (“Accounts Receivable”) on or after the Closing;

(d)         the Interim Profits;

(e)         the Transferred Technology;

(f)         the Transferred Trademarks;

Asset Purchase Agreement

(g)         all customer lists, Backlog Orders, and the Sales Funnel; and

(h)         30% of the first $5,000,000 of the ICOMM Receivable as of the Closing and 10% of the next $5,000,000 of the ICOMM Receivable up to a total of $2,000,000, which shall be paid, and shall be subject to limitations, as set forth in Section 5.10(d).

2.2         Excluded Assets. It is expressly understood and agreed that the Assets shall not include any of the following (together, the “Excluded Assets”):

(a)         cash (except as expressly contemplated by Section 2.1(d) or 2.1(h)), commercial paper, certificates of deposit and other bank deposits, treasury bills and other cash equivalents of Seller

(b)         all refunds or credits of any Taxes due to Seller;

(c)         all Accounts Receivable of Seller relating to sales of Products prior to the Closing, except as expressly contemplated by Section 2.1(h);

(d)         all customer pre-payments, deposits and accounts receivable of Seller in respect of contractual service obligations of Seller to customers of AVIAT WiMAX except as expressly contemplated by Section 5.10;

(e)         the Excluded Technology;

(f)         All Intellectual Property of Seller other than the Transferred Technology and the Transferred Trademarks; and

(g)         Any and all other assets not expressly included under Section 2.1.

2.3         Assumed Liabilities. In connection with the sale, transfer, delivery and assignment of the Assets, effective as of the Closing, except for the Excluded Liabilities, Buyer shall assume, pay, perform and discharge when due the following obligations of Seller (the “Assumed Liabilities”):

(a)         all liabilities resulting from, and obligations under, the Assigned Contracts arising or to be performed on or after the Closing;

(b)         all warranty obligations of Seller under its standard and extended ordinary course warranties for Products sold prior to the Closing; and

(c)         all liabilities resulting from the offers of employment by Buyer to the Transferred Employees, which offers shall be on the same or better terms to each of the Transferred Employees as his or her employment arrangement with Seller.

2.4         Excluded Liabilities. Except as expressly set forth in Section 2.2(g) hereof, Buyer shall not assume or be liable for any of the debts, obligations, or liabilities of Seller of any nature whatsoever, regardless of whether or not such debts, obligations, or

Asset Purchase Agreement

liabilities have been disclosed pursuant to this Agreement (the “Excluded Liabilities”2.4). Without limiting the foregoing, Buyer shall not assume or be liable for:

(a)        Any liability or obligation to Flextronics Inc. or any of its subsidiaries relating to periods prior to the Closing;

(b)        Accounts payable of the Business as of the Closing date, except as expressly contemplated by Section 5.10 hereof.

(c)        Any severance or retention bonus to any employee of Seller or any of its Affiliates or Subsidiaries as of the Closing date;

(d)        Any liabilities not expressly assumed by the Buyer in this Agreement or in the Other Transaction Documents; or

(e)        Any liability for Taxes for any period prior to the Closing.

2.5         Consideration.

(a)        The consideration for the Assets (the “Purchase Price”) will be as set forth in subsections (i)-(iv) below. For purposes of this Section 2.5(a), the Inventory shall be deemed to have a value the same as Buyer assigns to it in accordance with applicable GAAP principles for purposes of calculating Gross Margin as referenced in this Section.

(i)        $390,000, payable in cash six (6) months after Closing minus the Interim Profit and minus any pre-payments received by Seller in accordance with 5.10(b) of this Agreement; plus

(ii)        an amount in cash equal to 19% of the Carrying Value of all inventory included in the Assets that is used by Buyer at any time within 5 years of the Closing in connection with the sale of Products, up to a maximum payment in the aggregate of $2,250,000; provided that, to the extent that the Carrying Value of all inventory included in the Assets that is conveyed to Buyer at Closing (the “Closing Inventory Value”) is less than $15,200,000, Buyer shall receive a credit against any payment obligations under this paragraph 2.5 equal to 27% of the excess of $15,200,000 over the Closing Inventory Value; plus

(iii)        an amount in cash equal to 15% of Gross Margin on all Backlog Orders, up to a maximum of $410,000; plus

(iv)        an amount in cash equal to 10% of Gross Margin on all sales after the Closing attributable to potential orders included in the Sales Funnel, up to a maximum of $120,000.

(b)        Any amounts due to Seller under any of the preceding paragraphs (a)(ii), (iii) and (iv) shall be paid by Buyer to Seller in cash not later than 90 days after the relevant Product has been accepted by the customer provided that, if Buyer has not received payment from a customer with respect to any Product, Buyer may request in writing that Seller grant an extension of such period of time as may be requested by the Buyer to make the relevant payment and such request

Asset Purchase Agreement

will not be unreasonably denied by the Seller. Buyer shall keep Seller informed, on a reasonably current basis, of all Product sales which are subject to Section 2.5(a).

2.6        Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place on the later of (x) September 2, 2011 and (y) the second Business Day after all of the conditions set forth in Article 6 have been satisfied or waived, other than any such conditions that, by their nature, are to be satisfied at the Closing (but subject to the satisfaction or waiver of such conditions), or at such other time and place as the Parties may agree. Failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.6 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement. At the Closing:

(a)        Seller shall deliver or cause to be delivered to Buyer each of the following documents, duly executed by Seller:

(i)        the Disclosure Letter;

(ii)        the Bill of Sale and Assignment and Assumption Agreement;

(iii)        the Transition Services Agreement;

(iv)        the License Agreement;

(v)        the Licensed Software;

(vi)        the Trademark Assignment;

(vii)        the Subcontractor Agreement; and

(viii)        the undertaking referred to in Section 6.1(f) of this Agreement.

(b)        At the Closing, Buyer shall deliver or cause to be delivered to Seller each of the following documents, duly executed by Buyer:

(i)        the Bill of Sale and Assignment and Assumption Agreement;

(ii)        the Transition Services Agreement;

(iii)        the License Agreement

(iv)        the Trademark Assignment;

(v)        the Subcontractor Agreement; and

(vi)        an irrevocable standby letter of credit from a bank acceptable to Seller and in a form acceptable to Seller, which covers all payment obligations of

Asset Purchase Agreement

Buyer under this Agreement or, if such letter of credit is not available to Buyer at a cost and subject to collateral requirements that are commercially reasonable, Buyer shall provide as security to Seller an assignment of accounts receivable relating to the Business in form and substance acceptable to Seller and no other accounts receivable of the Buyer.

2.7         Sales, Use and Other Taxes. All transfer, documentary, sales, use, valued-added, gross receipts, stamp, registration or other similar transfer taxes (collectively, “Transfer Taxes”2.7) incurred in connection with the transfer and sale of the Assets as contemplated by the terms of this Agreement, including all recording or filing fees and other similar costs of the Closing, that may be imposed, payable, collectible or incurred, shall be borne by Buyer. Seller will collect transactional taxes if required by any Legal Requirement. The Parties hereto agree to reasonably cooperate with each other to claim any applicable exemption from, or reduction of, any applicable Transfer Taxes.

2.8         Delivery of Tangible Purchased Assets. As soon as practicable (and in any case within 10 Business Days) after the Closing, Seller shall ship any tangible assets included in the Assets to Buyer at Buyer’s risk and expense. Software and other assets capable of being delivered by electronic means will be delivered by electronic transmission in a manner agreed by the Parties.

2.9         Allocation. The Purchase Price shall be allocated in accordance with Schedule 2.9. After the Closing, the Parties shall make consistent use of the allocation, fair market value and useful lives specified in Schedule 2.9 for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Internal Revenue Code of 1986. Buyer shall prepare and deliver IRS Form 8594 to Seller within 45 days after the Closing to be filed with the IRS. In any Proceeding related to the determination of any Tax, neither Buyer nor Seller shall contend or represent that such allocation is not a correct allocation.

2.10         Non-Assignable Assets. Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Asset or right, including any certificate, approval, authorization or other right, which by its terms or by Legal Requirement is non-assignable without the Consent of a third party or a Governmental Body or is cancelable by a third party in the event of an assignment (each a “Non-Assignable Asset” and collectively, the “Non-Assignable Assets”0) unless and until such Consent shall have been obtained.

(a)         Seller shall use commercially reasonable efforts to obtain such Consents prior to the Closing; provided, however, Seller shall not be required to pay any fee or make any payment to any third party in order to obtain any such consent, and Buyer understands and agrees that the procurement of any such Consent is not a condition to Buyer’s obligation to effect the Closing.

(b)         Buyer and Seller shall use their respective commercially reasonable efforts to obtain, or to cause to be obtained, any Consent, substitution or amendment required to novate all obligations under any Assigned Contracts or other obligations or liabilities that are Assumed Liabilities and to obtain in writing the unconditional release of Seller and its Affiliates so

Asset Purchase Agreement

that, in any such case, Buyer and its Affiliates shall, effective as of the Closing, be solely responsible for the liabilities and obligations underlying the Assumed Liabilities.

(c)         To the extent permitted by applicable Legal Requirement, in the event that Consents to the assignment thereof cannot be obtained prior to the Closing, such Non-Assignable Assets shall be held, as of and from the Closing, by Seller in trust for Buyer and the covenants and obligations thereunder shall be performed by Buyer in Seller’s name and all benefits and obligations existing thereunder shall be for Buyer’s account. Seller shall take or cause to be taken at Buyer’s’s expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of the Non-Assignable Assets and to effect collection of money or other consideration that becomes due and payable under the Non-Assignable Assets, and Seller shall promptly pay over to Buyer all money or other consideration received by it in respect of all Non-Assignable Assets.

(d)         As of and from the Closing, Seller on behalf of itself and its Affiliates authorizes Buyer, to the extent permitted by applicable Legal Requirement and the terms of the Non-Assignable Assets, at Buyer’s expense, to perform all the obligations and receive all the benefits of Seller or its Affiliates under the Non-Assignable Assets.

(e)         Notwithstanding anything in this Agreement to the contrary, the failure of any such Consent to be obtained or any circumstances resulting therefrom shall not constitute a Material Adverse Effect or a breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement.

(f)         Following the Closing, Buyer and Seller shall use their respective commercially reasonable efforts to obtain, or to cause to be obtained, (i) any remaining Consents necessary to assign to Buyer any Non-Assignable Assets, and (ii) any remaining Consent, substitution, or amendment required to novate all Assumed Liabilities underlying such Non-Assignable Assets, or to obtain in writing the unconditional release of Seller and its Affiliates so that, in any such case, Buyer and its Affiliates shall be solely responsible for such Assumed Liabilities.

2.11         Bulk Sales Law. Buyer hereby waives compliance by Seller with the requirements and provisions of any “bulk-transfer” Legal Requirement of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Assets to Buyer.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows as of the date of this Agreement:

3.1         Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with full corporate power and authority to conduct its business as it is now being conducted.

3.2         Authority; No Conflict.

(a)         Seller has the requisite power and authority to enter into this Agreement and the Other Transaction Documents and to consummate the Contemplated

Asset Purchase Agreement

Transactions. The execution and delivery of this Agreement and the Other Transaction Documents by Seller and the consummation of the Contemplated Transactions have been duly and validly authorized by Seller. This Agreement has been duly executed and delivered by Seller and, upon the execution and delivery by Seller of the Other Transaction Documents, and further assuming the due authorization, execution and delivery of this Agreement and the Other Transaction Documents by Buyer, this Agreement and the Other Transaction Documents will constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and to general principles of equity regardless of whether considered in a proceeding in equity or at law.

(b)         Except as set forth in Section 3.2(b) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions by Seller will: (i) violate any provision of the Organizational Documents of Seller; (ii) violate any Legal Requirement applicable to Seller or the Contemplated Transactions; or (iii) result in the creation of any Encumbrance upon any of the Assets pursuant to the terms or provisions of, or result in the breach of violation of, or constitute a default under, any material contract or agreement to which Seller is a party or by which Seller may be bound, except in the case of clauses (ii) and (iii) for such violation, Encumbrance, breach or default that would not reasonably be expected to have a Material Adverse Effect.

(c)         Seller is not or will not be required to give any notice to any Governmental Body or obtain any Governmental Authorization in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions, except for such notices, approvals, consents or authorizations which have been obtained or made or which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect.

(d)         To the best of Seller’s Knowledge, no consent, waiver, authorization, approval or other action by any Person and no notice or declaration to or filing or registration with any Person pursuant to any contract, agreement, indenture, lease, instrument, court order or other document to which the Seller is a party or by which it is bound is required or necessary for the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3         Title to Assets. Seller has good title to each of the Assets, free and clear of all Encumbrances, other than Permitted Encumbrances, except for any such Encumbrances that would not reasonably be expected to have a Material Adverse Effect.

3.4         Condition of Assets. All material tangible personal property included in the Assets is in good operating condition, repair and proper working order, having regard to its use and age.

3.5         Intellectual Property.

(a)         Schedules 2.1(e) and 2.1(f) list all material Transferred Technology and Transferred Trademarks. All registrations and applications for registration of any of the

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Transferred Technology and Transferred Trademarks are described in Schedules 2.1(e) and 2.1(f) and are valid and subsisting and in good standing and are recorded in the name of the Seller or one of the Seller’s Affiliates. No application for registration of any of the Transferred Technology or Transferred Trademarks has been rejected and to the Knowledge of the Seller and its Affiliates there are no circumstances that would render any such application for registration invalid or cause any such application for registration to be rejected. Schedule 2.1(b) lists all contracts and/or agreements pursuant to which any Person has been granted any rights in respect to any of the Transferred Technology and/or the Transferred Trademarks. Section 3.5(a) of the Disclosure Letter lists all Intellectual Property and Technology licensed to the Seller or any its Affiliates that is used in or with any of the Products and/or Transferred Technology.

(b)         The Seller and its Affiliates exclusively own all right, title and interest to the Products, the Transferred Technology and the Transferred Trademarks free and clear of any Liens or other encumbrances and are entitled to the exclusive and uninterrupted use of the Products, the Transferred Technology and Transferred Trademarks without payment of any royalties or other fees, except as described in Section 3.5(b) of the Disclosure Letter. No shareholder, officer, director or employee of the Seller or any of its Affiliates or any third party has any right, title or interest in any of the Transferred Technology or Transferred Trademarks that has not been assigned to the Seller or one of its Affiliates or, in the case of rights that may not be assigned, waived, provided that any inaccuracy in this specific representation shall not constitute fraud or willful misrepresentation since the Seller is making such representation with imperfect information. Except as provided in this Agreement, neither the Seller nor any Affiliate of the Seller has ever assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Transferred Technology or the Transferred Trademarks to any other Person, other than to Seller or to one of its Affiliates. The Seller and its Affiliates have taken commercially reasonable steps consistent with industry practice to protect ownership of the Transferred Technology and the Transferred Trademarks.

(c)         There has been no litigation involving the Seller or any of its Affiliates and there is no current litigation as of the Effective Date of this Agreement relating to the Transferred Technology, the Transferred Trademarks, the Licensed Intellectual Property and/or the Products and, to the Knowledge of the Seller and its Affiliates, there are no circumstances that could give rise to any litigation in respect to any of the foregoing. No Person has challenged the validity of any registrations for the Transferred Technology or the Transferred Trademarks.

(d)         Neither the Seller nor any of its Affiliates is currently or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Seller or any of its Affiliates to grant or offer to any other Person any license or right to any of the Products or Transferred Technology.

(e)         Except as set forth in Section 3.5(e) of the Disclosure Letter, no funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any of the Products or Transferred Technology and Intellectual Property. No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any of the Products or Transferred Technology and Intellectual Property in a way that could require or obligate the Seller or any of its Affiliates to

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grant or offer to any other Person any license or right to any of the Products or Transferred Technology.

(f)         Section 3.5(f) of the Disclosure Letter identifies any claim or legal proceeding that has been threatened against the Seller or any of its Affiliates relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person as such applies to the Business, the Products, the Licensed Intellectual Property, the Transferred Trademarks or any of the Transferred Technology. Neither the Seller nor any of its Affiliates has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property of any other Person as such applies to the Business, the Products, the Licensed Intellectual Property, the Transferred Trademarks or any of the Transferred Technology and Intellectual Property, provided that any inaccuracy in this specific representation shall not constitute fraud or willful misrepresentation since the Seller is making such representation with imperfect information. Except as set forth in Section 3.5(f) of the Disclosure Letter, no party to any of the Assigned Contracts has made any claim against the Seller or any of its Affiliates or notified the Seller or any of its Affiliates that the Seller or any of its Affiliates may have to provide any indemnification for any Intellectual Property-related matters and there are no pending or threatened actions against any Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Seller or any of its Affiliate with respect to such claim or legal proceeding.

(g)         Except as set forth in Section 3.5(g) of the Disclosure Letter, neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare (i) a loss of, or Lien on, any of the Products or the Transferred Technology or the Transferred Trademarks, (ii) a breach of any of the Assigned Contracts, (iii) the release, disclosure or delivery of any of the Transferred Technology by or to any escrow agent or other Person, or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Products or any of the Transferred Technology.

(h)         Except as set forth in Section 3.5(h) of the Disclosure Letter, to the Knowledge of the Seller and its Affiliates, no Person has infringed, misappropriated, or otherwise violated, and, to the Knowledge of the Seller and its Affiliates, no Person is currently infringing, misappropriating or otherwise violating, any Transferred Technology or the Transferred Trademarks.

(i)         The Seller has provided to the Buyer a complete and accurate list of all known bugs, defects and errors in each version and component of the Products or Transferred Technology that are currently being made commercially available, as of August 25, 2011.

(j)         None of the Products, Licensed Software or Transferred Technology contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any

Asset Purchase Agreement

data or file without the user’s consent. None of the Products, Licensed Software or Transferred Technology performs any of the following functions, without the knowledge and consent of the owner or user of a customer computer system: (i) collects personal data stored on the customer computer system; (ii) interferes with the owner’s or an authorized user’s control of the customer computer system; (iii) changes or interferes with settings, preferences, or commands already installed or stored on the customer computer system without the knowledge of the owner or an authorized user of the customer computer system; (iv) changes or interferes with data that is stored on the customer computer system in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the computer system; (v) causes the customer computer system to communicate with another computer system, or with any other device, without the authorization of the owner or an authorized user of the customer computer system; or (vi) installs a computer program that may be activated by a third party without the knowledge of the owner or an authorized user of the customer computer system.

(k)         Section 3.5(k) of the Disclosure Letter accurately identifies and describes each item of software that is subject to an Open Source License that is embedded in, linked to or used in conjunction with any of the Products, Licensed Software or Transferred Technology. For the purposes of this Agreement an “Open Source License” shall mean the GNU General Public License, the Affero General Public License, the GNU Lesser General Public License, the Eclipse Public License, the Common Public License, the Mozilla Public License, and any other license identified as an open source license by the Open Source Initiative (www.opensource.org). Except as set forth in Section 3.5(k) of the Disclosure Letter, neither the Seller nor any Affiliate has used, modified, executed or distributed any software that is subject to an Open Source License in a manner that: (i) could or does require (or could or does condition the use or distribution of such software on) the disclosure, licensing or distribution of any source code for any of the Products, Licensed Software or Transferred Technology; or (ii) could or does otherwise impose any limitation, restriction or condition on the right or ability of the Seller or any of its Affiliates to use or distribute any of the Products, Licensed Software or Transferred Technology. Each of the Seller and its Affiliates has complied with all of the terms and conditions of each applicable Open Source License, including all requirements pertaining to attribution and copyright notices.

(1)         Except as set forth in Section 3.5(1) of the Disclosure Letter, no source code for any of the Products or Transferred Technology has been delivered, licensed or made available to any escrow agent or other Person who was not, at the applicable time, an employee or contractor of the Seller or any of its Affiliates. Neither the Seller nor any of its Affiliates has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any of the Products or Transferred Technology to any escrow agent or other Person who is not, at the applicable time, an employee or contractor of the Seller or any of its Affiliates. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any of the Products or Transferred Technology to any other Person who is not, at the applicable time, an employee or contractor of the Seller or any of its Affiliates.

(m)         The Seller and its Affiliates have valid and subsisting written licenses in respect of the Licensed Intellectual Property and all of the Intellectual Property and Technology listed in Section 3.5(m) of the Disclosure Letter to use, incorporate, distribute, license, sublicense and provide access to customers in the manner and to the extent undertaken by the Seller and its

Asset Purchase Agreement

Affiliates in the conduct of the Business. Except as set forth in Section 3.5(m) of the Disclosure Letter, no consents are required by the Seller and its Affiliates from the applicable licensor of an item of the Licensed Intellectual Property and or an item of Intellectual Property and Technology listed in Section 3.5(m) of the Disclosure Letter to exploit such Intellectual Property or Technology in the manner and to the extent undertaken by the Seller and its Affiliates in the conduct of the Business. The terms, conditions and restrictions applicable to the Licensed Intellectual Property and the Intellectual Property and Technology listed in Section 3.5(m) of the Disclosure Letter provide the Seller and its Affiliates with and will after the execution of this Agreement provide the Buyer and its Affiliates with the right to (i) distribute Products and related services to its customers and potential customers in the ordinary course of business and (ii) grant run-time licenses to all such customers sufficient for the intended and expected use of the Products and related services.

(n)         The Seller and each of its Affiliates has at all times conducted its export transactions in respect to the Products, Licensed Intellectual Property and/or the Transferred Technology in accordance with all applicable import/export controls, laws and regulations in all countries in which the Seller and each of its Affiliates has conducted the Business.

3.6         Inventory. The Inventory, and subject to any reserves, is good and usable and is capable of being processed and sold in the ordinary course of the Business at normal profit margins. The Carrying Value of all Inventory, before any reserves, is not less than $15,200,000.

3.7         Legal Proceedings; Orders. There is no pending Proceeding that has been commenced (a) relating to the Assets, or (b) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions, and, to the Knowledge of Seller, no such Proceeding has been threatened, except for any Proceeding that would not reasonably be expected to have a Material Adverse Effect. There is no Order issued to which any Asset is subject.

3.8         Assigned Contracts.

(a)         Except as set forth in Section 3.8(a) of the Disclosure Letter, and except for any contracts expressly included in the Excluded Assets, the Assigned Contracts include all material contracts in force and effect as of the date hereof to which Seller or one of its Affiliates is a party or by which Seller or one of its Affiliates is bound, relating to the business of AVIAT WiMAX including, without limitation:

        (i)         contracts with customers, vendors and suppliers;

        (ii)         contracts affecting the ownership, leasing, licensing, or use of any of the Assets; and

        (iii)         contracts containing any exclusivity or non-competition provisions.

Seller has made available to Buyer complete and correct copies of all Assigned Contracts.

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(b)         Except as set forth in Section 3.8(b) of the Disclosure Letter, each Assigned Contract is in full force and effect and is valid and enforceable in accordance with its terms, except to the extent as would not reasonably be expected to have a Material Adverse Effect.

(c)         Except as set forth in Section 3.8(c) of the Disclosure Letter, (i) Seller is in compliance with all applicable terms of each Assigned Contract, and (ii) to the Knowledge of Seller, each other Person that has any obligation under any Assigned Contract is in compliance with all material applicable terms of such Assigned Contract, in each case except where any failure to comply would not reasonably be expected to have a Material Adverse Effect.

3.9         Insurance. Seller has all of the tangible Assets insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage will be continued in full force and effect to and including the Closing.

3.10         Brokers or Finders. Except as set forth in Section 3.10 of the Disclosure Letter, Seller and its agents have not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

3.11         Compliance with Law. To the best of Seller’s Knowledge, Seller is not in violation of and has not in the past three years materially violated any applicable federal, state, local or foreign statute, law, order, judgment, decree, requirement or regulation (including those relating to the environment, employee health and safety, consumer protection, civil or human rights, labor relations or employment discrimination) applicable to the business, operations or properties of AVIAT WiMAX. Seller, with respect to AVIAT WiMAX, has not received (i) any written notice, claim or assertion of any such violation by Seller from any Person or (ii) any request from any Governmental Body or Person that Seller modify or terminate any of its operations or modify or dispose of any of its properties. Seller has all material permits necessary to operate the business of AVIAT WiMAX.

3.12         Legal Proceedings. As of the Effective Date of this Agreement, there are no claims, suits, actions, arbitrations, legal, administrative or other proceedings or governmental investigations relating to the Business to which Seller is a party or that are, to the Knowledge of Seller, threatened against Seller or, to the Knowledge of Seller, that would reasonably be expected to have a Material Adverse Effect or to cause any delay to, or preclude, the completion of the Contemplated Transactions.

3.13         Assets Sufficient to Operate Business. Except for the Excluded Assets, the Assets andthe Licensed Intellectual Property are sufficient and complete to operate the business of AVIAT WiMAX as it is presently being operated.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows as of the date of this Agreement:

4.1         Incorporation and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of

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incorporation, with full corporate power and authority to conduct its business as it is now being conducted.

4.2         Authority; No Conflict.

(a)         Buyer has the requisite power and authority to enter into this Agreement and the Other Transaction Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Other Transaction Documents by Buyer and the consummation of the Contemplated Transactions have been duly and validly authorized by Buyer. This Agreement has been duly executed and delivered by Buyer and, upon the execution and delivery by Buyer of the Other Transaction Documents, and further assuming the due authorization, execution and delivery of this Agreement and the Other Transaction Documents by Seller, this Agreement and the Other Transaction Documents will constitute the legal, valid and binding obligations of Buyer, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and to general principles of equity regardless of whether considered in a proceeding in equity or at law.

(b)         Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will (i) violate any provision of Buyer’s Organizational Documents; (ii) violate any Legal Requirement applicable to Buyer or the Contemplated Transactions; or (iii) result in the breach or violation of, or constitute a default under, any material contract or agreement to which Buyer is a party or by which Buyer may be bound, except in the case of clauses (ii) and (iii) for such violation, breach, or default which would not reasonably be expected to prevent, delay or otherwise interfere with the consummation or performance of any of the Contemplated Transactions.

(c)         Buyer is not, and will not be, required to give any notice to any Governmental Body or obtain any Governmental Authorization in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions, except for such notices, approvals, consents or authorizations which have been obtained or made or which, if not obtained or made, would not reasonably be expected to prevent, delay or otherwise interfere with the consummation or performance of any of the Contemplated Transactions.

4.3         Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been threatened.

4.4         Brokers or Finders. Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

4.5         Financing Capability. Buyer has the funds or the financing available (and at the Closing will have the funds or financing available) to consummate the transactions contemplated by this Agreement.

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5.	ADDITIONAL COVENANTS

5.1         Payment of Taxes. Seller shall be responsible for and pay all Taxes arising or resulting from the ownership or use of the Assets on or prior to the Closing, and Buyer shall be responsible for and pay all Transfer Taxes as described in Section 2.7 and Taxes arising or resulting from the ownership or use of the Assets after the Closing.

5.2         Reports and Returns. Seller shall promptly after the Closing prepare and file all reports and returns required by Legal Requirements relating to the Business, to and including the Closing.

5.3         Further Assurances. The Parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

5.4         Seller’s Name and Trademarks. After the Closing, Buyer shall not, and shall ensure that its Affiliates and its and their employees and representatives do not, represent itself or themselves as Seller or any of its Affiliates, or as employees or representatives of Seller or its Affiliates.

5.5         Extensions or Renewals of Assumed Liabilities. After the Closing, if Buyer shall make any increase in payments, extensions, renewals or other material amendments in respect of any Assumed Liabilities that could be expected to have the effect of increasing Seller’s contingent liability thereunder, Buyer shall obtain the prior written consent of Seller or obtain from the other party an unconditional release, in form reasonably satisfactory to Seller, of Seller from the obligations thereunder.

5.6         Employee Matters.

(a)         Buyer shall form, or cause to be formed, companies or other entities in each of India, Slovenia and Singapore within sixty (60) days of Closing and shall, as soon as practicable following their due incorporation and organization, cause its Indian, Slovenian and Singaporean subsidiaries to offer employment to all Transferred Employees located in India, Slovenia and Singapore, respectively, on terms that are no less beneficial to such Transferred Employees than the terms of their employment with Seller immediately prior to Closing.

(b)         Seller shall provide a credit to Buyer in the amount of $494,000 (the “Buyer’s Credit”) which credit shall be applied against amounts owed by Buyer to Seller pursuant to the Transition Services Agreement as consideration for the Buyer assuming the liabilities assumed pursuant to Section 2.3(c) of this Agreement and, if such credit is not completely depleted by amounts otherwise owed by Buyer to Seller pursuant to the Transition Services Agreement, Seller shall pay the balance to Buyer in cash without deduction. However, if Seller is required to pay any of the assumed employee liabilities, the Buyer’s Credit will be reduced by the amount so paid and, if

Asset Purchase Agreement

the amount so paid exceeds the unused portion of the Buyer’s Credit, Buyer will reimburse Seller for the remainder.

5.7         Nonsolicitation.

(a)         Buyer agrees that during the one (1) year period following the Closing, Buyer will not, and will not cause any Person to, solicit, request, induce or attempt to influence, directly or indirectly, any employee or independent contractor of Seller or its Affiliates as of the date hereof to terminate his or her employment or independent contractor relationship with any such party; provided, however: (a) this Section 5.7 shall not apply with respect to Transferred Employees; and (b) Buyer shall not be precluded from general advertisements or solicitations for employment that are not targeted at employees or independent contractors of Seller or its Affiliates.

(b)         Seller agrees that during the one (1) year period following the Closing, Seller will not, and will not cause any Person to, solicit, request, induce or attempt to influence, directly or indirectly, any Transferred Employee who has been hired as an employee or engaged as an independent contractor by Buyer to terminate his or her employment or independent contractor relationship with Buyer or to form an employment or independent contractor relationship with Seller; provided, however Seller shall not be precluded from general advertisements or solicitations for employment that are not targeted at Transferred Employees.

5.8         Files and Records. Notwithstanding anything herein to the contrary, Seller may, at its expense, retain archival copies of those files, records, and data related to customer accounts and network services provided in connection with the Assets prior to the Closing, and may use such archival files, records and data, if any, only for the purposes set forth in clauses (a) through (e) below:

(a)         any financial reporting or tax matters (including without limitation any financial and tax audits, tax contests, tax examination, preparation for any tax returns or financial records) relating to any tax period ending prior to the Closing;

(b)         any regulatory reporting matters relating to the Assets;

(c)         responding to a customer’s or former customer’s request for access to, or copies of, files, records, or data that were produced for it by Seller prior to the Closing;

(d)         any dispute related to Seller’s provision of goods or services to a customer or former customer prior to the Closing; or

(e)         any actual or threatened claims or litigation related to (i) the operation of Seller’s business prior to the Closing, (ii) the use or ownership of the Assets prior to the Closing, or (iii) any individuals employed by Seller in connection with its operation of the Business prior to the Closing.

    5.9         Assumption of Warranty Obligations. In connection with Buyer’s assumption of Seller’s warranty obligations provided for in Section 2.3(b), at the Closing Seller will give Buyer a list of customers and remaining warranty obligations and a summary or copies of the terms thereof. Seller will provide all reasonable assistance that may be necessary with respect

Asset Purchase Agreement

thereto, provided that any out-of-pocket costs and expenses of Seller in connection with the foregoing shall be borne by Seller. Upon receipt of such customer warranty information, Buyer shall inform all such customers in writing of Buyer’s assumption of such warranty obligations.

5.10         Inventory, Receivables and Service Obligations.

(a)         No later than 3 Business Days prior to the Closing, Seller shall provide to Buyer a detailed inventory list of the Transferred Equipment. It is understood that it is the intention of the Parties that such inventory shall have a Closing Inventory Value of not less than $15,200,000, and that the portion of the Purchase Price payable by Buyer pursuant to Section 2.5(a)(ii) shall be subject to adjustment as provided therein in the event that the Closing Inventory Value is less than $15,200,000.

(b)         In accordance with Section 2.3, effective as of the Closing, Buyer shall assume all of Seller’s contractual service obligations and contractual obligations to deliver Products relating to existing customers of AVIAT WiMAX; provided that Buyer shall receive a credit against the Purchase Price equal to 90% of the value as of the Closing of the unamortized portion of all prepayments made to Seller in respect of these service and Product delivery obligations as reported by Seller at or prior to the Closing. Conversely, Buyer shall refund to Seller 90% of any payments received by Buyer or any of its Affiliates subsequent to the Closing that are attributable to contractual service obligations and contractual obligations to deliver Products that are performed by Seller prior to the Closing.

(c)         Buyer shall remit to Seller within 10 Business Days of receipt thereof any payment received by Buyer or any of its Affiliates after the Closing in respect of any Excluded Asset, including without limitation any Account Receivable that constitutes an Excluded Asset. Seller shall remit to Buyer within 10 Business Days of receipt thereof any payment received by Seller or any of its Affiliates after the Closing in respect of any Asset, including without limitation any Account Receivable that constitutes an Asset. Notwithstanding the foregoing, Seller shall not remit to Buyer any additional amounts received from Hariff Daya Tunggal Engineering because of Seller’s payment of two hundred fifty thousand dollars ($250,000.00) associated with purchase order # N11H0736. For purposes of this paragraph, unless otherwise specified by the customer, any payment by a customer shall be applied to the oldest outstanding Account(s) Receivable of such customer.

(d)         Following the Closing, Buyer shall be entitled to receive an amount in cash equal to 30% of the first $5,000,000 of the ICOMM Receivable and 10% of the next $5,000,000 of the ICOMM Receivable released from escrow pursuant to the Escrow Agreement; provided that (i) the aggregate amount payable to Buyer pursuant to this Section 5.10(d) shall not exceed $2,000,000 and such amount shall be reduced by all amounts (if any) received directly by Buyer or any of its Affiliates in respect of the ICOMM Receivable and not previously remitted to Seller; and (ii) the amount retained by Buyer shall not exceed 20% of the aggregate amount collected by Seller, but if so, then Buyer will remit the difference to Seller on or before December 31, 2012. Seller shall instruct the escrow agent to pay funds due Buyer pursuant to this Section 5.10(d) directly to Buyer.

Asset Purchase Agreement

5.11         Distribution Channel. Seller shall cooperate with Buyer both before and after the Closing, and shall use its commercially reasonable efforts, at Buyer’s expense, in order to assist Buyer in maintaining the channel currently used by Seller for the distribution of the Products.

5.12         Review Rights.

Each of Seller and Buyer agrees to grant the other access, at all reasonable times upon reasonable prior notice, to the books, records and accounts of the other and its Affiliates to the extent reasonably required in order to verify the amount of any payment due to or from such Party pursuant to this Agreement, including without limitation, the methodology of how such amount was calculated. Any such review relating to the calculation of Interim Profit or relating to any amount due under Section 5.10(b) shall be completed within 45 days after the Closing, and each of the Parties shall cooperate with the other in connection therewith. Any payment or adjustment which the Parties agree is due and payable pursuant to this Agreement shall be paid no later than 2 Business Days after the Parties reach agreement with respect thereto. In the event of any dispute with respect to any payment or adjustment, such dispute shall be governed by Section 11.14.

5.13         ICOMM Agreements.

Seller shall not assign the ICOMM Agreements along with the Assigned Contracts provided that Buyer and Seller agree that Buyer will enter into the Subcontractor Agreement with Seller to provide the services to ICOMM pursuant to the ICOMM Agreements on Seller’s behalf on the terms set out in the Subcontractor Agreement attached as Attachment E to this Agreement. However, upon receipt of ICOMM’s consent to assign the ICOMM Agreements, and if the Buyer agrees to accept an assignment of the ICOMM Agreements, Seller shall assign its rights under the ICOMM Agreements and Buyer shall assume all obligations under the ICOMM Agreements and the Subcontractor Agreement shall terminate.

6.	CONDITIONS TO CLOSING

6.1         Conditions Precedent to Buyer’s Obligation to Close. The obligations of Buyer hereunder shall be subject to the satisfaction and fulfillment of each of the following conditions, except as Buyer may expressly waive the same in writing:

(a)         Accuracy of Representations and Warranties. Seller’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing (or, if made as of a specific date, as of that date) as if then made. Each of the representations and warranties in this Agreement that contain an express materiality or Material Adverse Effect qualification, shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the time of the Closing as if then made (or, if made as of a specific date, as of that date).

Asset Purchase Agreement

(b)         Compliance. Seller shall have complied in all material respects with, and shall have duly performed, in all material respects, the terms, conditions, covenants and obligations of this Agreement imposed on Seller and required to be performed or complied with by Seller at, or prior to, the Closing.

(c)         No Material Adverse Effect. There shall not have occurred any Material Adverse Effect prior to the Closing.

(d)         Delivery of Closing Documents. Seller shall have delivered, and Buyer shall have received, the documents described in Section 2.6(b).

(e)         Consents to Assignment of Assigned Contracts. Seller shall: (i) notify each of the counterparties to the Assigned Contracts of its intention to assign the Assigned Contracts to Buyer; and (ii) shall obtain all necessary consents from the counterparties to the Assigned Contracts to the assignment of the Assigned Contracts; and provide copies of all such consents received by Seller to the Buyer.

(f)         Availability of ProVision. Seller shall provide to Buyer on Closing an undertaking that:

(i)         Buyer shall be entitled to purchase licenses and support for the ProVision Software from Seller and Buyer and its Affiliates shall be entitled to market, promote, distribute, and re-sell licenses and support purchased from Seller for the ProVision Software in accordance with the Software Reseller Agreement attached in Attachment F until the later of one (1) year after Seller notifies Buyer in writing of its intention to discontinue the ProVision Software or three (3) years after the date of this Agreement. Upon written request from Buyer, Seller agrees to modify the ProVision Software to support Buyer’s then-current versions of the Products as requested by Buyer (hereinafter referred to as the “ProVision Software Updates”. Seller shall be entitled to charge Buyer for the non-recoverable engineering costs (as agreed by the parties) associated with any ProVision Software Updates requested by Buyer. This obligation shall terminate upon termination of the Reseller Agreement.

(ii)         Immediately following the delivery by Seller of the discontinuation notice referred to in clause 6.1(0(i), Seller will place the then current version of the source code for the ProVision Software directly related to Products in an escrow account, with Iron Mountain as escrow agent on terms that limit Buyer’s usage of the source code to the use, copying, modification and other rights necessary to support Buyer’s Products and the ProVision Software for Buyer’s existing customers and the continued licensing and distribution of binary versions of ProVision Software (including modifications thereto) and to existing and new customers and, inter alia, on the first anniversary of the of the commencement of the escrow arrangement the escrow agent shall deliver the source code to Buyer, provided that Seller shall not be precluded, by virtue of any of the terms of the undertaking referred to in this Section 6.1(f), from selling or otherwise disposing of the ProVision Software if acquirer in such sale or other disposition acquires its interest subject to Buyer’s rights pursuant to this Section 6.1(f).

(iii)         In the event Seller has discontinued support for ProVision Software and offers such ProVision Software for sale or other disposition, Buyer shall have a

Asset Purchase Agreement

right of first refusal to purchase the ProVision Software from Seller on terms no less beneficial to the Buyer than to the counterparty in the proposed sale or other disposition subject to the following:

(1)     after having received a bona fide, unconditional offer to purchase or acquire the ProVision Software from an arm’s length third party (the “Offer”) and prior to agreeing to sell or otherwise dispose of the ProVision Software, Seller shall send to Buyer a notice attaching a copy of the Offer and requesting Buyer to match the Offer (the “Notice”); and

(2)     if Buyer notifies Seller in writing that it declines to match the Offer or does not respond within thirty (30) days of receipt of the Notice by the Buyer then Seller shall be free to sell or otherwise dispose of the ProVision Software subject to the terms of this Section 6.1(f). .

6.2         Conditions Precedent to Seller’s Obligation to Close. The obligation of Seller hereunder shall be subject to the satisfaction and fulfillment of each of the following conditions, except as Seller may expressly waive the same in writing:

(a)         Accuracy of Representations and Warranties. Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing (or, if made as of a specific date, as of that date) as if then made. Each of the representations and warranties in this Agreement that contain an express materiality or Material Adverse Effect qualification, shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the time of the Closing as if then made (or, if made as of a specific date, as of that date).

(b)         Compliance. Buyer shall have complied in all material respects with, and shall have performed, in all material respects, the terms, conditions, covenants and obligations of this Agreement imposed on Buyer and required to be performed or complied with by Buyer at, or prior to, the Closing.

(c)         Delivery of Closing Documents. Buyer shall have delivered, and Seller and shall have received, the documents described in Section 2.6(a) hereof.

7.	TERMINATION, AMENDMENT AND WAIVER

7.1         Termination. This Agreement may be terminated at any time prior to the Closing:

(a)         by the mutual written consent of Seller and Buyer;

(b)         by written notice of either Seller or Buyer, if the Closing has not occurred on or before September 2, 2011, or such later date as the parties may agree upon (“Drop Dead Date”)7.1(a); provided, however, that the right to terminate this Agreement under this Section 7.1 shall not be available to any party whose failure to fulfill any obligation under this

Asset Purchase Agreement

Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(c)         by Seller or Buyer if a material breach of any provision of this Agreement has been committed by Buyer (in the case of Seller) or Seller (in the case of Buyer) and such breach has not been waived by the non-breaching Party and has not been cured within 20 days following written notice thereof by the non-breaching Party to the other Party, or such breach is by its nature incapable of being cured prior to the Drop Dead Date; or

(d)         by Buyer or Seller if any condition in Section 6.1 or Section 6.2, respectively, has not been satisfied as of the Drop Dead Date or if satisfaction of such a condition by the Drop Dead Date is or becomes impossible (other than through the failure of Buyer or Seller, as applicable, to comply with its respective obligations under this Agreement), and Seller or Buyer, as applicable, has not waived such condition on or before such date.

7.2         Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto; provided that nothing herein shall relieve either party from liability for any willful breach hereof

7.3         Waiver. At any time prior to the Closing, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties contained herein of the other Party hereto or (c) waive compliance by the other Party hereto with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Waiver of any term or condition of this Agreement shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

8.	INDEMNIFICATION; REMEDIES

8.1         Survival. The representations, warranties, covenants, and agreements in this Agreement will survive:

(a)         in the case of any Wi-LAN Claim, for a period of three years after the date of the Closing; and

(b)         in the case of any other claim, for a period of 18 months after the date of Closing,

subject to Section 8.4. The right to indemnification under this Agreement based on such representations, warranties, covenants, and agreements will not be affected by any investigation conducted, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or agreements; provided, however, that a Party shall not be entitled to, and the other Parties shall not otherwise be liable for, indemnification under Article 8 hereof with

Asset Purchase Agreement

respect to any breach of any representation, warranty, covenant or agreement hereunder by such other Parties of which such first Party had Knowledge at or prior to the Closing.

8.2         Indemnification by Seller. Subject to the other provisions of this Article 8, Seller will indemnify, defend and hold harmless Buyer and its Affiliates and their respective officers, directors and shareholders (collectively, the “Buyer Indemnified Parties”)8.2 against any liability, claim, damage or expense (including reasonable attorneys’ fees and expenses) (collectively, “Damages”8.2) actually incurred by a Buyer Indemnified Party, to the extent caused by or arising from (a) any breach of any representation or warranty of Seller in this Agreement or the License Agreement; (b) the use, license, distribution or sale of Equipment or Products by or on behalf of Seller on or before the Closing; and (c) any liability or obligation arising out of or relating to any Excluded Asset or Excluded Liability.

8.3         Indemnification by Buyer. Subject to the other provisions of this Article 8, Buyer will indemnify, defend and hold harmless Seller and its Affiliates and their respective officers, directors and shareholders (collectively, the “Seller Indemnified Parties”) for any Damages actually incurred by a Seller Indemnified Party, to the extent caused by or arising from (a) any breach of any representation or warranty of Buyer in this Agreement; (b) the use, license, distribution or sale of Transferred Equipment or Products by or on behalf of Buyer on or after the Closing; and (c) any liability or obligation arising out of or relating to any Assumed Liability.

8.4         Limitations.

(a)         Seller will have no liability (for indemnification or otherwise) with respect to any representation, warranty, covenant or agreement in this Agreement unless:

(i)         in the case of any Wi-LAN Claim, on or before the third anniversary of the Closing, Buyer notifies Seller in writing of a Wi-LAN Claim in accordance with the terms of this Agreement; and

(ii)         in the case of any other claim, on or before the end of the 18th month after the date of Closing, Buyer notifies Seller in writing of a claim in accordance with the terms of this Agreement.

(b)         Buyer will have no liability (for indemnification or otherwise) with respect to any representation, warranty, covenant or agreement in this Agreement unless, on or before the end of the 18th month after the date of Closing, Seller notifies Buyer in writing of a claim specifying the factual basis of that claim in accordance with the terms of this Agreement.

(c)         Seller will have no liability to any Buyer Indemnified Party for any claim for indemnification under Section 8.2(a) unless and until such claim, individually, equals or exceeds $50,000, in which case the Seller shall be liable only for the Damages in excess of $50,000.

(d)         Notwithstanding anything contained in this Agreement to the contrary and except in the case of a Wi-LAN Claim, the amount of the indemnifying Party’s liability under this Agreement shall be net of (i) any insurance proceeds or other third party indemnity or contribution amounts recoverable by an Indemnified Person, and (ii) any Tax savings that reduce the

Asset Purchase Agreement

overall impact of the Damages upon the Indemnified Person. In computing the amount of any such Tax savings, the Indemnified Person shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence of any payment of any Damages. Each Party shall use commercially reasonable efforts to mitigate its damages.

(e)         Notwithstanding anything contained in this Agreement to the contrary, including but not limited to the representations and warranties of Seller set forth in Section 3 and Seller’s indemnification obligations under Section 8.2, Seller shall have no liability with respect to, and no duty to defend, indemnify or hold harmless Buyer from, any claim brought by WiLAN Inc. or its Affiliates based on any infringement of Intellectual Property occurring after the Closing.

8.5         Limitations on Seller’s Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, EXCEPT FOR CLAIMS ARISING OUT OF SELLER’S FRAUD OR WILLFUL MISREPRESENTATION AND EXCEPT FOR ANY WI-LAN CLAIM, UNDER NO CIRCUMSTANCES SHALL SELLER’S LIABILITY UNDER THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR RELATING TO THE CONTEMPLATED TRANSACTIONS EXCEED THE NET CASHAMOUNT ACTUALLY RECEIVED BY SELLER PURSUANT TO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, NET OF ANY PAYMENTS MADE BY SELLER TO BUYER PURSUANT TO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.

8.6         Procedure for Indemnification.

(a)         All claims for indemnification by a Buyer Indemnified Party or a Seller Indemnified Party (collectively, the “Indemnified Persons”) pursuant to this Article 8 shall be made in accordance with the provisions of this Section 8.6.

(b)         In the event an Indemnified Person shall have a claim for indemnification under this Article 8, Buyer or Seller (on behalf of itself or its Affiliates), as the case may be, shall promptly send written notice of such claim (the “Notice of Claim”)8.6(b) to the indemnifying Party. Such notice must (i) state the amount of Damages incurred or paid by the Indemnified Person, (ii) specify in reasonable detail the individual items of Damages included in the amount stated, the date each such item was incurred or paid, and the nature of the misrepresentation, breach of warranty or covenant to which such Damages are related (including specific references to the applicable representation, warranty or covenant), and (iii) be executed by a duly authorized officer of Buyer or Seller, as the case may be.

(c)         The indemnifying Party may make a written objection (“Objection”)8.6(c) to any claim for indemnification delivered pursuant to Section 8.6(b). The Objection shall be delivered to Buyer or Seller, as the case may be, on behalf of the Indemnified Person, within 30 days after delivery of the Notice of Claim.

(d)         In the event of a dispute that the Parties are able to resolve, the Parties shall prepare and sign a memorandum setting forth such agreement, and the indemnifying Party shall pay

Asset Purchase Agreement

to Buyer or Seller, as applicable, on behalf of the Indemnified Person, by wire transfer of immediately available funds to an account designated by Buyer or Seller the agreed-upon amount of the Damages (if any) within 15 days of the date of such written memorandum.

(e)         If, within 30 days after delivery of the notice of Objection (as such period may be extended by mutual agreement between the Parties), the Parties are unable to resolve a dispute over the claim for indemnification to which the Objection has been made, the dispute shall be resolved exclusively in accordance with Section 11.14.

(f)         Buyer or Seller (on behalf of itself or its Affiliates), as the case may be, shall promptly send written notice to the indemnifying Party of the assertion of any Third Party claim, or commencement of any Proceeding relating to a Third Party claim, for which indemnification pursuant to this Article 8 may be sought; provided, however, that no delay on the part of the Indemnified Person in notifying Seller or Buyer, as the case may be, shall relieve Seller or Buyer, as the case may be, of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 30 days after delivery of such notification, the indemnifying Party, may, upon written notice thereof to Buyer or Seller, as the case may be, assume control of the defense of such Third Party claim or Proceeding at the expense of the indemnifying party. If the indemnifying Party does not so assume control of such defense, Buyer or Seller, as the case may be, shall control such defense. The Party not controlling such defense may participate therein at its own expense. The Party controlling such defense shall keep the other Party advised of the status of such claim or Proceeding and the defense thereof. In the event the indemnifying Party has assumed the defense of any Third Party claim or Proceeding, the indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party claim or Proceeding without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement or judgment relates solely to monetary damages and provides for a complete release of the indemnified Party, in which case, no such consent shall be required. Buyer or Seller, as the case may be, shall have the right to settle, or consent to the entry of any judgment arising from, any Third Party claim or Proceeding for which the indemnifying Party has not assumed the defense.

8.7         Satisfaction and Treatment of Indemnity Payments.

(a)         In the event that Seller is required to provide indemnification hereunder to any Buyer Indemnified Parties, such indemnification obligation shall be paid to Buyer (for further distribution between Buyer and other Buyer Indemnified Parties, as appropriate). Buyer shall be entitled to set off against any amount otherwise due to Seller pursuant to this Agreement any amount which Seller agrees is due to Buyer, or which has been judicially determined by a court of competent jurisdiction to be due to Buyer, under this Article 8. Any payment to, or set-off by Buyer pursuant to this Article 8 shall be treated as a reduction in the Purchase Price.

(b)         In the event that Buyer is required to provide indemnification hereunder to Seller Indemnified Parties, such indemnification obligation shall be paid to Seller (for further distribution between Seller and other Seller Indemnified Parties, as appropriate). Seller shall be entitled to set off against any amount otherwise due to Buyer pursuant to this Agreement any amount which Buyer agrees is due to Seller, or which has been judicially determined by a court of competent jurisdiction to be due to Seller, under this Article 8.

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8.8         Certain Other Limitations.

(a)         To the Knowledge of Buyer as of the date hereof, there are no facts or circumstances that would serve as the basis for a claim by Buyer against Seller based upon a breach of any of the representations, warranties, covenants and agreements of Seller contained in this Agreement.

(b)         NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IN NO EVENT SHALL ANY PARTY HERETO OR ITS AFFILIATES BE LIABLE OR RESPONSIBLE UNDER THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR RELATING TO THE CONTEMPLATED TRANSACTIONS TO ANY OTHER PARTY HERETO OR ITS AFFILIATES FOR, AND THE DEFINED TERM “DAMAGES” SHALL NOT INCLUDE, ANY INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION ANY CLAIMS FOR DAMAGES BASED UPON LOST REVENUES OR PROFITS, HOWEVER CAUSED.

8.9         Indemnification Exclusive Remedy. Buyer and Seller acknowledge and agree that their sole and exclusive remedy with respect to any and all Damages relating to the subject matter of this Article 8 shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, Buyer hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against Seller in law or equity with respect to the subject matter of this Article 8, except such rights, claims and causes of action based upon Buyer’s right to indemnification under this Article 8, and Seller hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against Buyer in law or equity with respect to the subject matter of this Article 8, except such rights, claims and causes of action based upon Seller’s right to indemnification under this Article 8; provided, however, that in addition to such indemnification, the Parties may seek equitable remedies, including specific performance in accordance with applicable Legal Requirements.

9.	CONFIDENTIALITY

9.1         Confidential Information.

“Confidential Information” means information, technical data and know-how which is not otherwise in the public domain and of which the owner actively undertakes to restrict or control the disclosure to third parties in a manner reasonably intended to maintain its confidentiality, and which is disclosed by one Party (the “Disclosing Party”9.1) to the other (the “Receiving Party”9.1) pursuant to this Agreement or the transactions contemplated hereby. Confidential Information of third parties that is known to, in the possession of or acquired by a Receiving Party pursuant to this Agreement shall be deemed the Disclosing Party’s Confidential Information for purposes herein. Confidential Information related to the Business or embodied in the Assets disclosed by Buyer to Seller shall be deemed Seller Confidential Information.

Asset Purchase Agreement

9.2        Exceptions.

Confidential Information shall not include information that (a) was in Receiving Party’s possession or known to Receiving Party before receipt from Disclosing Party provided that (i) in the case of the Seller the foregoing exception shall not apply to the Assets which, after Closing shall constitute Confidential Information of the Buyer; (b) is or becomes publicly available or otherwise available to Receiving Party on a non-confidential basis, but only if the disclosure of such Confidential Information did not result from a violation of Receiving Party’s contractual, legal or fiduciary obligations, including the obligations set forth in this Agreement; (c) is received by Receiving Party from a third party without a duty of confidentiality; (d) is independently developed by Receiving Party without a breach of this Agreement; or (e) is disclosed by Receiving Party with Disclosing Party’s prior written approval.

9.3        Confidentiality and Non-Use. Without limiting the obligations of the Parties under the Confidentiality Agreement dated June 15, 2011 between Seller and EION Inc. (the “Confidentiality Agreement”), each of the Parties agrees as follows: each Receiving Party will treat any Confidential Information of the Disclosing Party in the same manner as it treats and protects its own like Confidential Information but in no event with less than reasonable care; each Party will maintain in confidence, and will cause its respective Affiliates and Subsidiaries and their respective directors, officers, employees, agents, and advisors to maintain in confidence, and not use to the detriment of the Disclosing Party any Confidential Information of such Disclosing Party; and, if the Contemplated Transactions are not consummated, each Party will return or destroy any Confidential Information of the other Party as such other Party may reasonably request. No Confidential Information of a Party will be disclosed or made public by the other Party except to the extent required by a Legal Requirement. The obligations of confidentiality in this Agreement and the Confidentiality Agreement shall not operate so as to limit or restrict the exercise of any express licenses granted in the License Agreement

10.	NON-COMPETE

For a period of two 2 years following the Closing, Seller and its Affiliates and Subsidiaries shall not directly or indirectly manufacture, distribute, sell or market or invest in respect to any product or equipment based upon Institute of Electrical and Electronics Engineers (IEEE) standard 802.16d-2004 or 802.16e-2005. Further, until the 7th anniversary of the Closing, Seller and Aviat Networks (S) Pte. Ltd. shall not directly or indirectly transfer, license or otherwise grant any rights under the Licensed Intellectual Property to any Person for the purpose of manufacturing, distributing, selling or marketing any product or equipment based upon Institute of Electrical and Electronics Engineers (IEEE) standard 802.16d-2004 or 802.16e-2005. However, Seller may license the Licensed Intellectual Property as part of a cross licensing agreement involving all of its Patents, and may transfer its Patents to a party that purchases all or substantially all of its assets as long as such Third Party is subject to the aforesaid non-compete restrictions. For the avoidance of doubt, Seller and its Affiliates manufacture, distribute, sell and market wireless telecommunications products and solutions that may compete with products and equipment for use for backhaul applications which are based upon Institute of Electrical and Electronics Engineers (IEEE) standard 802.16d-2004 or 802.16e-2005 (“Alternative Telecommunications Products”10), and nothing in this Agreement shall preclude Seller and its Affiliates from continuing to manufacture, distribute, sell or market Alternative

Asset Purchase Agreement

Telecommunications Products. The confidentiality provisions herein shall apply to the Buyer when conducting any business including in respect to the Alternative Telecommunications Products.

11.	GENERAL PROVISIONS

11.1        Expenses. Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants.

11.2        Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer and Seller jointly shall determine. Without limiting the foregoing, unless consented to in advance by Buyer or Seller, as the case may be, or required by Legal Requirements, prior to the Closing, Buyer and Seller shall keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person. Buyer and Seller will consult with each other concerning the means by which customers under the Assigned Contracts will be informed of the Contemplated Transactions.

11.3        Notices. All notices and other communications provided for hereunder shall be in writing, shall specifically refer to this Agreement, shall be addressed to the receiving Party’s address set forth below or to such other address as a Party may designate by notice hereunder, and shall be deemed to have been sufficiently given for all purposes (a) 3 Business Days after being mailed by first class certified or registered mail, postage prepaid, (b) the next Business Day after being sent by nationally recognized overnight courier for next Business Day delivery, (c) when personally delivered, or (d) when made by telecopy or facsimile transmission with confirmed receipt.

If to Buyer:	EION Networks Inc. 320 March Road, Suite 500 Ottawa, Ontario K2K 2E3 Canada Attn: Kalai Kalaichelvan Fax: (613) 271-7040
with a copy to (which shall not constitute notice):
LaBarge Weinstein PC 515 Legget Drive, Suite 800 Ottawa, Ontario K2K 3G4 Canada Attn: Deborah Weinstein Fax: (613) 599-0018

Asset Purchase Agreement

If to Seller:	Aviat U.S., Inc. 5200 Great America Parkway Santa Clara, CA 95054 Attn: Meena Elliott, Vice President, General Counsel, Secretary Fax: 408-567-7111
with a copy to (which shall not constitute notice):
Wilson, Sonsini, Goodrich & Rosati, Professional Corporation 1301 Avenue of the Americas 40th Floor New York, NY 10019 Attn: Warren S. de Wied Fax: 212-999-5899

11.4        Waiver. Subject to Section 8.9, the rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by a Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on a Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.5        Entire Agreement and Modification. This Agreement, the Other Transaction Documents and the Confidentiality Agreement supersede all prior agreements between the Parties with respect to its subject matter and constitute (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended or modified except by a written agreement duly executed by each of the Parties hereto.

11.6        Disclosure Letter. The information and disclosures in the Disclosure Letter are intended only to qualify and limit the representations and warranties of Seller contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations and warranties. The Section numbers in the Disclosure Letter correspond to the Section numbers in this Agreement; provided, however, that any information disclosed therein under any Section number shall be deemed to be disclosed and incorporated in any other section of this Agreement where the applicability of such disclosure would be apparent under the circumstances. Capitalized terms used but not defined in the Disclosure Letter shall

Asset Purchase Agreement

have the same meanings given them in this Agreement. In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

11.7        Assignments, Successors and No Third-Party Rights. No Party may assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other Party, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person (including any of the employees) other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and permitted assigns. Notwithstanding the foregoing, Buyer shall be permitted to assign its rights and obligations under this Agreement to a wholly owned subsidiary of Buyer, but no such assignment shall relieve Buyer of its obligations hereunder.

11.8        Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

11.9        Section Headings; Construction; Conflicts. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All bare references to “Section” or “Sections” without the accompanying words “of the Disclosure Letter” refer to the corresponding Section or Sections of this Agreement. All references to “hereof,” “hereto” and “hereunder” shall refer to this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All currency amounts referred to in this Agreement are in United States Dollars unless otherwise specified. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof. In the event of any conflict between the provisions of this Agreement and the provisions of any Other Transaction Document, the provisions of this Agreement shall prevail.

11.10        Governing Law. This Agreement will be governed by the laws of the State of Delaware without regard to conflicts of laws principles.

Asset Purchase Agreement

11.11        Jurisdiction and Venue. With respect to any matter based upon or arising out of this Agreement, the Other Transaction Documents or the Contemplated Transactions that seeks temporary or injunctive relief or specific performance, the courts located in the State of Delaware shall have exclusive jurisdiction over such matter, and each of the Parties consents to and hereby submits to the exclusive jurisdiction of such courts. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. The Parties hereby agree that mailing of process or other papers in connection with any action or proceeding in any such court in the manner provided in Section 11.3 (Notices), or in such other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in such manner.

11.12        Execution of Agreement; Counterparts. This Agreement and any amendment hereto may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of executed signature pages by facsimile transmission or by email transmission in portable document format (PDF), or similar format, shall constitute effective execution and delivery of such instrument(s) as to the Parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the Parties transmitted by facsimile or by email in portable document format (PDF), or similar format, shall be deemed to be their original signatures for all purposes.

11.13        Disclaimer of Other Representations or Warranties.

BUYER ACKNOWLEDGES THAT EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AT LAW OR IN EQUITY, IN RESPECT OF THE SUBJECT MATTER OF THIS AGREEMENT, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. SELLER ACKNOWLEDGES THAT EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 4, BUYER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AT LAW OR IN EQUITY, IN RESPECT OF THE SUBJECT MATTER OF THIS AGREEMENT, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

Asset Purchase Agreement

11.14        Arbitration.

Each Party irrevocably agrees and acknowledges that, subject only to Section 11.11 above, any claim, dispute, controversy or other matter based upon, arising out of or relating to this Agreement, the Other Transaction Documents or the Contemplated Transactions, including (i) as to the existence, validity, enforceability or interpretation of any such claim, (ii) the performance, breach, waiver or termination of any provision in dispute, (iii) any such claim in tort, or (iv) any such claim raising questions of law, in each case, whether arising before or after termination of this Agreement (each a “Disputed Claim”)11.14, shall be resolved, as between the Parties, exclusively and solely by binding arbitration in accordance with this Section 11.14. In the event of any Disputed Claim, the Party desiring to resolve such Disputed Claim shall first notify the other Party and then both Parties shall attempt to resolve the Disputed Claim within 10 Business Days. In the event the Parties cannot resolve the Disputed Claim within such time period, the matter shall be determined by arbitration in Dover, Delaware before one (1) arbitrator. The arbitration shall be administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction.

11.15        Dollar Amounts.

All dollar amounts referred to herein are to United States Dollars.

The balance of this page has been left blank intentionally.

Asset Purchase Agreement

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first written above.

AVIAT U.S., INC.

By:	/s/ John Madigan
Name:	John Madigan
Title:	CFO

EION NETWORKS INC.

By:	/s/ K. KALAICHELVAN
Name:	K. KALAICHELVAN
Title:	CEO

Asset Purchase Agreement

Agreement - Asset Purchase Sale

EXHIBIT A

Exhibit A is a Bill of Sale and Assignment and Assumption delivered by Aviat U.S, Inc. to EION Networks, Inc. for the purpose of selling, conveying, assigning, transferring and delivering to and vesting in EION Networks, Inc. all of Aviat U.S, Inc.’s right, title and interest in and to the Assets and EION Networks, Inc. is executing and delivering this instrument in order to confirm to Aviat U.S., Inc., EION Networks, Inc.’s assumption of the Assumed Liabilities.

EXHIBIT B

Exhibit B is a Transition Services Agreement whereby Aviat U.S., Inc. and EION Networks, Inc. agrees that Aviat U.S., Inc. shall provide certain services to EION Networks, Inc. for a period of time.

EXHIBIT C

Exhibit C is an Intellectual Property License Agreement whereby Aviat Networks (S) Pte. Ltd. and Aviat U.S., Inc. has agreed to grant irrevocable, non-exclusive, non-sublicensable ( except in certain instances) fully, paid, royalty-free worldwide right and license to certain patents and other certain intellectual property used in the WiMAX business to EION Networks, Inc.

EXHIBIT D

Exhibit D is a Trademark Assignment between Aviat U.S., Inc. and EION Networks, Inc. to sell, convey, assign, transfer and deliver to the EION Networks, Inc. all right, title and interest in to certain marks used in the WiMAX business.

EXHIBIT E

Exhibit E is a Subcontractor Agreement whereby Aviat U.S., Inc. and EION Networks, Inc. have agreed that EION Networks, Inc. will perform certain subcontractor work for certain pre-existing and unassumed contractual arrangements.

EXHIBIT F

Exhibit F is a Form of a Software Reseller Agreement whereby Aviat U.S., Inc. may resell certain proprietary software licenses pursuant to the needs of the WiMAX business.